[redacted]

09059051

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER: Cheevers & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street - CHX Trading Floor
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathleen T. Cheevers (312) 663-2794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd., Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AB 3/10

KJ 3/20

OATH OR AFFIRMATION

I, Kathleen T. Cheevers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cheevers & Company, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 25th day of February, 2009.

Signature

CEO

Title

Notary Public

Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 W. JACKSON BLVD., SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cheevers & Company, Inc.
Chicago, Illinois 60605

I have audited the accompanying statement of financial condition of Cheevers & Company, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheevers & Company, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 25, 2009

CHEEVERS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 1,863,745
Receivables from broker/dealers	682,042
Securities owned, at market value	12,455
Deposits with brokers	516,351
Investment in CHX Holdings, Inc.	36,000
Other assets	14,887
Total assets	$ 3,125,480

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 334,929
Stockholders' Equity		
Common stock; class A voting; no par value; authorized 10,000 shares; issued and outstanding 5,000 shares; class B non-voting; 5,000 shares issued and outstanding	$ 5,000	
Additional paid in capital	240,211	
Retained earnings	2,545,340	
Total stockholders' equity		2,790,551
Total liabilities and stockholders' equity		$ 3,125,480

The accompanying notes to the financial statements are an integral part of this statement.

CHEEVERS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue		
Floor brokerage	$ 7,807,689	
Net trading	(12,945)	
Interest	13,460	
Other	1,269	
Total revenue		$ 7,809,473
Expenses		
Compensation and related expenses	3,151,468	
Clearing and execution charges	213,085	
Communications	12,367	
Other operating expenses	581,236	
Total expenses		3,958,156
Net income		$ 3,851,317

The accompanying notes to the financial statements are an integral part of this statement.

CHEEVERS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder Equity
Balance, January 1, 2008	$ 5,000	$ 240,211	$ 1,670,235	$ 1,915,446
Net income			3,851,317	3,851,317
Dividends paid			(2,976,212)	(2,976,212)
Balance, December 31, 2008	$ 5,000	$ 240,211	$ 2,545,340	$ 2,790,551

The accompanying notes to the financial statements are an integral part of this statement.

CHEEVERS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From (Used) In Operating Activities:		
Net income	$ 3,851,317	
Changes in assets and liabilities:		
Receivables from broker/dealers	342,226	
Deposits with brokers	(389,683)	
Other assets	(5,595)	
Accounts payable and accrued expenses	(60,053)	
Net cash from (used) in operating Activities		$ 3,738,212
Cash Flows From (To) Investing Activities:		
Decrease in securities owned	12,300	
Net cash from (to) investing activities		12,300
Cash Flows From (To) Financing Activities:		
Payment of stockholders' dividends	(2,976,212)	
Net cash from (to) financing activities		(2,976,212)
Net increase (decrease) in cash		774,300
Cash at beginning of year		1,089,445
Cash at end of year		$ 1,863,745

Supplemental Information:

The following cash amounts were paid during the year ended December 31, 2008 for

Income taxes	$ -0-
Interest expense	$ 853

The accompanying notes to the financial statements are an integral part of this statement.

CHEEVERS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

(1) Summary of Significant Accounting Policies

The Company was incorporated under the laws of the State of Illinois on December 27, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's principal business is providing floor execution on the Chicago Stock Exchange. Operations commenced during June, 1994.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Brokerage income is earned and recorded on the settlement date of the transaction.

Securities owned are valued at quoted market prices consistent with industry practice.

Property and equipment are stated at cost and depreciated using the straight line and accelerated method over the estimated useful lives of the assets.

For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

(2) Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of $2,464,726 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(3) S Corporation Election

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's stockholders.

(4) Securities Owned

Marketable securities owned consists of trading and investment securities at quoted market values, as illustrated below:

	Owned
Corporate domestic common stocks- at market	$ 12,455

(5) Retirement Plan

The Company has a profit sharing plan (defined contribution) retirement plan covering all employees with one year of service. The amount of contributions to the plan is determined annually by the Board of Directors, and may vary from zero to fifteen percent of covered compensation.

Contributions to the plan were $179,478 for the year ended December 31, 2008. This amount is reflected in accrued expenses at December 31, 2008.

(6) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

)KER OR DEALER Cheevers & Company, Inc. as of 12/31/08

COMPUTATION OF NET CAPITAL

'otal ownership equity from Statement of Financial Condition			$ 2,790,551	3480
)educt ownership equity not allowable for Net Capital			19 ( )	3490
'otal ownership equity qualified for Net Capital			2,790,551	3500
ıdd:				
ı. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
). Other (deductions) or allowable credits (List)				3525
'otal capital and allowable subordinated liabilities			$ 2,790,551	3530
)eductions and/or charges:				
ı. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 310,420	3540		
). Secured demand note delinquency		3590		
:. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
). Other deductions and/or charges		3610	(310,420)	3620
)ther additions and/or allowable credits (List)				3630
let capital before haircuts on securities positions			20 $ 2,480,131	3640
laircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
ı. Contractual securities commitments	$	3660		
). Subordinated securities borrowings		3670		
:. Trading and investment securities:				
1. Exempted securities	18	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	15,405	3734		
). Undue Concentration		3650		
:. Other (List)		3736	(15,405)	3740
let Capital			$ 2,464,726	3750

OMIT PENNIES

There were no material modifications between the above audited net capital computation and the Company's unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cheevers & Company, Inc. as of 12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	22,329	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	2,364,726	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	2,431,233	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	334,929	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	334,929	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	14	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material modifications between the above audited computations and the Company's unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

IOKER OR DEALER Cheevers & Company, Inc. as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]	k(2)(ii)	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
		Total $ 36	4699		

OMIT PENNIES

Itructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

ITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Auditor's Report.

There are no material differences between the above computation and the Company's corresponding unaudited filing.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 W. JACKSON BLVD., SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Directors
Cheevers & Company, Inc.

In planning and performing my audit of the financial statements of Cheevers & Company, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Company is not subject to the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 because it conducts a business with only those who are members of an Exchange. I did not review the practices and procedures followed by the Company (i) in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System; and (ii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry accounts for customers or perform custodial functions relating to customer securities and has no procedures relating thereto.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant

Chicago, Illinois
February 25, 2009

CHEEVERS & COMPANY, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2008

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)